Abbey Capital

[redacted]

07025961

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

SUPPL

07th August 2007

<u>Re: Submission of ACL Alternative Fund Ltd, file number 34999</u>

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period July 1st to July 31st 2007.

- Monthly Performance Report for July.
- Daily NAV's for ACL Alternative Fund for July.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

Abbey Capital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update July 2007 **-4.5%, +0.2% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A was down -4.5% in July, and is currently +0.2% year-to-date. Losses were incurred primarily in FX markets, with equity, fixed income and softs trading also negative. Evidence of distress in credit markets spurred sharp sell-offs in equities and high-yielding currencies on heightened risk aversion, with the JPY appreciating strongly and the S&P 500 suffering its worst week in 5 years. Trendfollowing strategies were particularly exposed to these market conditions, but some diversification did come from Short-term traders who profited from the high volatility at month-end.

FX

FX trading was negative in July, with short JPY exposure being the most costly position on the month. Continuing signs of a weak US housing market prompted increased expectations of a Federal Reserve interest rate cut, resulting in the USD weakening against the EUR, reaching a new record low of 1.3851. However, into month-end growing fears that the subprime mortgage market problems would impact the broader economy prompted a flight-to-quality into the USD and the liquidation of short JPY positions. This led the USD to rebound strongly against most majors, particularly higher-yielding currencies, with the AUD and NZD falling sharply from multi-year highs. The JPY touched 3-month highs against the USD and EUR and appreciated +2.3% against the AUD.

Equity

Equity markets finished significantly lower as rising risk aversion and wider credit spreads placed future buyout deals and M&A activity in doubt. The S&P 500 finished -3.2% lower on the month, but had fallen -6.5% from its record high in mid-July. European markets suffered heavier monthly declines with the DAX down -5.3% and the FTSE losing -3.7%. Asian markets were mixed with the Hang Seng finishing +6.5% at a new record high on signs of continued strong Chinese economic growth, while Japan's Topix Index closed -3.9% lower.

Financials

Bond prices rallied and credit spreads widened on a flight-to-quality. The US Treasury 10-Year note posted its biggest monthly rally since April 2005 as investors sought a safe haven from subprime mortgage concerns. Softer-than expected US inflation data also helped boost fixed income prices.

Energy

Falling US supplies and a bullish International Energy Agency report saw Crude Oil prices rise to a record high above $78 at month-end. Natural Gas prices closed slightly lower in volatile trading as increased demand from high US temperatures was offset by increasing US inventories.

Agriculture and Metals

The USD weakness into mid-July boosted speculation of an increase in Wheat exports, helping prices reach record highs. Soybean prices touched a 3-year high early in the month, but closed lower on forecasts of beneficial US growing conditions. Metal prices climbed higher with Gold closing above $666 in volatile trading, while Copper rose as labour strikes in Chile and Mexico raised supply concerns.

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006	2007
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%	1.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%	-4.8%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%	-2.1%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%	4.8%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%	2.4%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%	3.4%
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%	-4.5%
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%	-
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%	-
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%	-
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	2.5%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	3.1%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	14.1%	0.2%

Figure for July 2007 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Performance Analysis *(as at 31st July 2007)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	102.4%	69.3%
Annualised ROR	11.2%	9.9%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.0%	13.8%
Volatility from Nov 2003	11.9%	11.9%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.5

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Trading Style Analysis

Six of the twenty managers in the ACL Alternative were positive in July. Sharp market reversals in FX, equity, fixed income and soft markets meant Trendfollowing was the worst performing trading style. Value and specialist FX trading also suffered as the carry trade was unwound into month-end. Despite profitably trading fixed income and equity markets, Macro trading was negative overall with long exposures to the AUD and Mexican Peso proving costly as the USD rallied into month-end. Short-term strategies provided diversification by profitably exploiting the increased volatility in FX, bond and equity markets in late July.

Correlation Table

(Monthly Returns from December-2000 to July-2007)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.2	-0.2
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg


ACL Alternative Program USD Share Class A Cumulative Return - December 00 to July 07*
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 Invested in December 00 = $2,024
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
** Figure for July 07 is estimated**

** The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002*


ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: July 07*
1.00%
0.50%
0.00%
-0.50%
-1.00%
-1.50%
-2.00%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector
*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date
ACL Alternative Fund USD Share Class A	January 2002
ACL Alternative Fund Euro Share Class A	July 2004
ACL Alternative Fund USD Share Class B	July 2006
ACL Alternative Fund GBP Share Class B	January 2006

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

*Submission of ACL Alternative Fund Ltd, file number **34999***

31-Jul-07

Date	NAV
30-Jun-07	177.3000
2-Jul-07	178.810
3-Jul-07	179.700
5-Jul-07	182.520
6-Jul-07	184.790
9-Jul-07	185.340
10-Jul-07	182.030
11-Jul-07	181.880
12-Jul-07	184.310
13-Jul-07	185.140
16-Jul-07	183.510
17-Jul-07	183.820
18-Jul-07	182.590
19-Jul-07	183.220
20-Jul-07	181.150
23-Jul-07	181.650
24-Jul-07	180.380
25-Jul-07	177.540
26-Jul-07	171.250
27-Jul-07	167.340
30-Jul-07	167.330
31-Jul-07	169.320

END